Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED JULY 1, 2022
TO THE PROSPECTUS DATED APRIL 18, 2022

This document supplements, and should be read in conjunction with, our prospectus dated April 18, 2022, as supplemented by Supplement No. 1 dated May 6, 2022, Supplement No. 2 dated May 17, 2022 and Supplement No. 3 dated June 3, 2022. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•an update to our distribution policy;
•an update to the compensation of our independent board of directors;
•an update to our prospectus summary; and
•an update to the management section of our prospectus.

Distribution Policy

As a daily NAV REIT, our board of directors has historically authorized distributions to our stockholders with a daily record date, and we have historically accrued distributions daily and reduced our NAV for such accruals daily. Beginning July 1, 2022, while we will remain a daily NAV REIT allowing for daily purchases and redemptions of shares of our common stock, we expect that distributions to our stockholders will be authorized and declared with a single record date for each month rather than with daily record dates. Accordingly, distributions for each month will be accrued and thus reduce our NAV by such accrual once per month on the business day after the record date. In accordance therewith, the following updates are made to our prospectus.

Within "Questions and Answers About This Offering," the first and second paragraphs under the question "How is your NAV per share calculated?" on page 10 of our prospectus are replaced with the following:

Our advisor has delegated responsibility for the calculation of our NAV to a fund administration provider, The Bank of New York Mellon, or BNY Mellon, which calculates our NAV daily under the supervision of our advisor, who retains ultimate responsibility for the calculation of our NAV. In order to calculate our NAV at the end of each business day, BNY Mellon allocates any change in our aggregate NAV (whether an increase or decrease) among each class of shares based on each class’s relative percentage of the previous aggregate NAV. Changes in our daily NAV will include, without limitation and as applicable, daily accruals and amortizations of our net portfolio income, interest expense, the advisory fee, the dealer manager fee, the distribution fee, unrealized/realized gains and losses on assets, offering costs and any expense reimbursements. The net portfolio income will be calculated and accrued on the basis of data extracted from (1) the monthly budget for each property and at the company level, including organization and offering expenses and certain operating expenses, (2) material, unbudgeted non-recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to our properties when our advisor becomes aware of such events and the relevant information is available, (3) material property acquisitions and dispositions occurring during the month and (4) reports from other vendors impacting our aggregate NAV. Acquisition costs with respect to each acquired property are amortized on a daily basis into our NAV over a five-year period following the acquisition date. On an ongoing basis, based on information provided by our advisor and our independent valuation advisor, BNY Mellon will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals for which financial information is available.

Pursuant to the terms of our expense support agreement with our advisor, our advisor has incurred expenses related to our operations, which we refer to as “expense payments.” We currently owe our advisor $5.38 million for which we will begin making reimbursement payments once we reach $500 million in proceeds from our offerings. Each monthly reimbursement payment will be deducted from our NAV on a daily basis across the month of repayment. See “Management—The Advisory Agreement—Expense Support Agreement.”

Within "Questions and Answers About This Offering," the answer to the question "Will I receive distributions and how often?" on page 12 of our prospectus is replaced with the following:

We expect that our board of directors will authorize us to declare distributions with a monthly record date and pay distributions monthly in arrears. We have paid distributions every month since June 2013. Any future distributions we make will be at the discretion of our board of directors, considering factors such as our earnings, cash flow, capital needs, general financial condition and the requirements of Maryland law. Our board of directors’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the REIT requirements. While the per share distribution amount declared on each of our classes of common stock will be the same, the final amounts paid will be adjusted for distribution-related class-specific fees. Holders of shares of a class with a relatively higher trailing fee will receive relatively lower distribution amounts as compared to shares of a class with a lower trailing fee. To maintain our qualification as a REIT, we generally are required to distribute aggregate annual dividends to our stockholders equal to at least 90% of our REIT taxable income determined without regard to the dividends-paid deduction and excluding net capital gains. See “Description of Capital Stock—Distributions” and “Federal Income Tax Considerations.”

Within "Net Asset Value Calculation and Valuation Guidelines—NAV and NAV Per Share Calculation" beginning on page 154 of our prospectus, the second and fourth paragraphs are replaced with the following:

We are offering seven classes of shares of our common stock in our public offering: Class A shares, Class I shares, Class M-I shares, Class N shares, Class S shares, Class T shares and Class T2 shares (see “Description of Capital Stock—Common Stock”). We are also offering Class D shares of our common stock pursuant to a private placement memorandum and we have issued, and may issue additional, Class Z shares of our common stock to our advisor or its affiliates in a separate private placement. Each such class has an undivided interest in our assets and liabilities, other than any class-specific liabilities. In accordance with the valuation guidelines, BNY Mellon calculates our NAV per share for each class after the end of each business day, using a process that reflects several components, as applicable, including, but not limited to, (1) estimated values of each of our properties based upon individual appraisal reports provided periodically by our independent valuation advisor and other third-party independent valuation firms, (2) the value of our liquid assets for which third party market quotes are available, (3) estimated values of our other real estate equity securities and real estate loan investments, as provided by independent valuation agents, and (4) estimated accruals and amortizations of our operating revenues and expenses, including our organization and offering expenses.

At the end of each business day, before taking into consideration additional issuances of shares of capital stock, redemptions or class-specific fee accruals for that day, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV. Changes in our daily NAV will include, without limitation and as applicable, daily accruals and amortizations of our net portfolio income, interest expense, the advisory fee, the dealer manager fee, the distribution fee, unrealized/realized gains and losses on assets, offering costs and any expense reimbursements. Costs incurred by us under the expense support agreement for both organization and offering expenses and operating expenses will be allocated to all classes of shares of our common stock on a pro rata basis in connection with calculating the NAV for each class as and when such amounts are reimbursed to our advisor. In addition, all of our offering costs associated with all of our offerings (including any private placements) will be allocated to all outstanding shares of all classes, on a pro rata basis. The net portfolio income will be calculated and accrued on the basis of data extracted from (1) the monthly budget for each property and at the company level, including organization and offering expenses and certain operating expenses, (2) material, unbudgeted non-recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to our properties when our advisor becomes aware of such events and the relevant information is available, (3) material property acquisitions and dispositions occurring during the month and (4) reports from other vendors impacting our aggregate NAV. Acquisition costs with respect to each acquired property are amortized on a daily basis into our NAV over a five-year period following the acquisition date. On an ongoing basis, BNY Mellon will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals for which financial information is available.

Within "Description of Capital Stock—Distributions" on page 168 of our prospectus, the first paragraph is replaced with the following:

We expect to declare and make distributions on a monthly basis, based on monthly record dates. In connection with a distribution to our stockholders, our board of directors will authorize a maximum gross monthly distribution per share applicable to each class of our common stock, which will be reduced by any class-specific expenses before payment to our stockholders. For purposes of calculating our NAV to account for any declared distributions, BNY Mellon will accrue as our liability on the day after the record date (the distribution adjustment date) the amount of the declared distributions. Distributions will be payable to stockholders of record on the record date.

Independent Director Compensation

On June 21, 2022, our board of directors approved an amendment to the independent directors compensation plan to change (a) the annual retainer to $125,000, plus an additional retainer of $15,000 to the Chairman of the Audit Committee, and (b) the annual restricted stock grant to be $25,000 of the annual retainer. The change in cash compensation will be effective on July 1, 2022, and the change to the annual restricted stock grant will be effective for any future grants.

Update to Prospectus Summary

Within "Prospectus Summary—Daily Redemption of Shares at NAV Per Share" on page 31 of our prospectus, the first sentence of the second paragraph is replaced with the following:

Although the vast majority of our assets will consist of properties which generally cannot be readily liquidated without impacting our ability to realize full value upon their disposition, we intend to maintain a number of sources of liquidity, including under normal circumstances, an aggregate allocation to liquid assets, including cash, cash equivalents, other short-term investments and publicly traded securities of at least 10% of our NAV.

Update to Management

All references to Joe P. Rado are hereby removed.